Exhibit I

CAPITALIZATION AND INDEBTEDNESS

The following table sets forth our capitalization and indebtedness as of March 31, 2025 as determined in accordance with GAAP. You should read this table in conjunction with the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for the three months ended March 31, 2025, included in our Report on Form 6-K furnished to the United States Securities and Exchange Commission on May 27, 2025. No adjustments have been made to reflect normal course operations by us or other developments in our business after March 31, 2025. As a result, the information provided below is not indicative of our capitalization as of any date after March 31, 2025. Amounts have been rounded to the nearest thousand for presentation purposes and as a result total amounts may not represent arithmetical sums of components.

As of March 31, 2025 $ thousands
Debt
Credit Facilities	739,030
Sales and Lease Back Agreements	1,566,063
Unsecured Bonds	270,768
Total borrowings	2,575,861
Total indebtedness	2,575,861
Capital
Share Capital (58,717,313 common shares issued and outstanding and 1,221,061 Treasury Shares as of March 31, 2025)	599
Paid-in Capital	1,241,621
Retained earnings	174,178
Accumulated other comprehensive loss	(1,507)
Total Capital	1,414,891
Total capitalization and indebtedness	3,990,752